Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du

Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

The material below was posted to a website for U.S. Retirees of E. I. du Pont de Nemours and Company.

DuPont appreciates the many contributions of its retirees, and our long-standing commitment to provide reliable pension payments has not changed. Continuing to meet retiree expectations and protecting and preserving our pension assets is one of our top priorities as we plan for the merger of DuPont and The Dow Chemical Company and the intended creation of three strong, industry leading, independent companies. Please know our intention is to set up three companies that will be leaders in their respective industries with appropriately strong balance sheets. This process is multi-faceted, but as we move forward, we want all retirees to know the following important points: DuPont has a 100+ year history of providing pension payments to pensioners; this has not changed as we approach this historic merger. The Pension and Retirement Plan (the “Plan”) will continue to meet its obligations to existing pensioners and other plan participants through assets held in a secure trust at State Street Bank. The trust is – and will remain – a separate legal entity from DuPont, and will not be affected by the merger. The 2016 Annual Funding Notice was issued in April 2016; as always, we provided a detailed report on funding status. The amounts of existing pensioners’ benefits will not change and active employee accrued benefits will not be reduced. We will continue to fund the pension plan in accordance with all the legal requirements. Importantly, this means that if you are currently receiving a pension benefit, the amount of your benefit will not change, even if over time the name of the company that administers your benefit changes. If you are an active employee, your accrued benefit can’t and won’t be reduced. We regularly review all of our compensation and benefits programs with the Board and will communicate any changes that occur as a result of that review. The healthcare plans remain unchanged. There are no anticipated changes to the 2016 health care plans or pricing. The company will continue to regularly evaluate our health care programs and, as always, provide advance notification of any changes. Details on 2017 health care benefits will be communicated as part of the normal annual enrollment and communication process in the fall of 2016. Continuing to fulfill our obligations to pensioners is a top priority as we work through plans to complete the merger of DuPont and Dow, the subsequent integration, and our plans for the intended creation of three strong, independent companies. We will work thoughtfully and diligently to review and consider all of the factors and elements of the Plan with the best interests of our pensioners in mind and in compliance with legal and regulatory requirements. This includes how the program and ongoing obligations will be organized among the three companies we intend to create. We will communicate with the entire plan participant community as important decisions are made. LEARN MORE Letter from Benito Cachinero-Sanchez, Senior Vice President of Human Resources (As filed with the SEC on 02/05/2016) DuPont U.S. Pension and Retirement Plan Factsheet (As filed with the SEC on 05/25/2016) DowDuPont Unlocking Value - http://www.dowdupontunlockingvalue.com/ U.S. RETIREE WEBSITE HOME U.S. HEALTH CARE U.S. LIFE INSURANCE U.S. PENSION AND RETIREMENT U.S. RETIREMENT SAVINGS DOWDUPONT MERGER & YOUR BENEFITS DOWDUPONT MERGER & YOUR BENEFITS

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.